Exhibit 2
Mutual Consent and Release
Whereas, First Place Financial Corp (“First Place”) and Camco Financial (“Camco”) have entered into an Agreement and Plan of Merger dated May 7, 2008;
Whereas, pursuant to Section 8.1(a) thereof First Place and Camco may terminate the Agreement by mutual consent at any time before the effective date of the Merger;
Whereas, two-thirds of each of the board of directors of First Place and Camco have approved of the mutual termination in accordance with the Agreement; and
Whereas, in addition to the mutual consent to terminate, First Place and Camco desire to have a mutual release concerning the termination of the Agreement and the merger.
Now, therefore, for good and sufficient consideration, First Place and Camco hereby agree as follows:
First Place and Camco each hereby agree and consent to terminate the Agreement pursuant to section 8.1(a) of the Agreement.
First Place and Camco for themselves and their successors, representatives and assigns do hereby fully and completely release each other and their respective successors, representatives, assigns, directors, shareholders and officers from and against any and all past, present or future claims, demands, actions, obligations and damages, known or unknown, directly or indirectly, arising out of the Agreement, any facts, circumstances or events related to the merger of First Place and Camco or the termination of the Agreement.
     IN WITNESS WHEREOF, First Place and Camco have caused this Agreement to be executed by their respective officers thereunto duly authorized as of November 28, 2008.

FIRST PLACE FINANCIAL CORP.

By: /s/ Steven R. Lewis
Title: President and Chief Executive Officer

Attest:
By: /s/ J. Craig Carr
Title: General Counsel and Secretary

CAMCO FINANCIAL CORPORATION
By: /s/ Richard C. Baylor
Title: Chairman, President and
Chief Executive Officer

Attest:
By: /s/ Sharon K. Chorey
Title: Assistant Corporate Secretary

2